CUSIP No. 60783C100                   13G                     Page 1 of 10 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)*


                               MODTECH HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    60783C100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60783C100                   13G                     Page 2 of 10 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,999,883 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,999,883 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,999,883 shares of Common Stock.*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


------------
      * Based on 20,018,855 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding, as represented by the Company to Laurus Master Fund, Ltd. (the "Fund") on December 15, 2006. As of December 31, 2006, the Fund held (i) a Secured Convertible Term Note, in the aggregate initial principal amount $5,000,000, which is convertible into Shares at a conversion rate of $3.57 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (iii) a Warrant (the "Second Warrant" and together with the First Warrant, the "October Warrants") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain  adjustments  and (iv)  990,000  Shares.  Each of the Term  Note and the
October Warrants contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). On December 28, 2006,
(a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Term Note and the October Warrants, which such waivers shall be effective on the 61st day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Term Note and the October Warrants shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). As of December 28, 2006, the Fund acquired an additional warrant (the "Third Warrant", and collectively with the October Warrants, the "Warrants") to acquire 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments. The Third Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Term Note and the Warrants may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Issuer. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 60783C100                   13G                     Page 3 of 10 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,999,883 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,999,883 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,999,883 shares of Common Stock.*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------


------------
      * Based on 20,018,855 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding, as represented by the Company to Laurus Master Fund, Ltd. (the "Fund") on December 15, 2006. As of December 31, 2006, the Fund held (i) a Secured Convertible Term Note, in the aggregate initial principal amount $5,000,000, which is convertible into Shares at a conversion rate of $3.57 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (iii) a Warrant (the "Second Warrant" and together with the First Warrant, the "October Warrants") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain  adjustments  and (iv)  990,000  Shares.  Each of the Term  Note and the
October Warrants contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). On December 28, 2006,
(a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Term Note and the October Warrants, which such waivers shall be effective on the 61st day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Term Note and the October Warrants shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). As of December 28, 2006, the Fund acquired an additional warrant (the "Third Warrant", and collectively with the October Warrants, the "Warrants") to acquire 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments. The Third Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Term Note and the Warrants may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Issuer. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 60783C100                   13G                     Page 4 of 10 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,999,883 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,999,883 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,999,883 shares of Common Stock.*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


------------
      * Based on 20,018,855 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding, as represented by the Company to Laurus Master Fund, Ltd. (the "Fund") on December 15, 2006. As of December 31, 2006, the Fund held (i) a Secured Convertible Term Note, in the aggregate initial principal amount $5,000,000, which is convertible into Shares at a conversion rate of $3.57 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (iii) a Warrant (the "Second Warrant" and together with the First Warrant, the "October Warrants") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain  adjustments  and (iv)  990,000  Shares.  Each of the Term  Note and the
October Warrants contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). On December 28, 2006,
(a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Term Note and the October Warrants, which such waivers shall be effective on the 61st day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Term Note and the October Warrants shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). As of December 28, 2006, the Fund acquired an additional warrant (the "Third Warrant", and collectively with the October Warrants, the "Warrants") to acquire 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments. The Third Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Term Note and the Warrants may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Issuer. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 60783C100                   13G                     Page 5 of 10 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,999,883 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,999,883 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,999,883 shares of Common Stock.*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


------------
      * Based on 20,018,855 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding, as represented by the Company to Laurus Master Fund, Ltd. (the "Fund") on December 15, 2006. As of December 31, 2006, the Fund held (i) a Secured Convertible Term Note, in the aggregate initial principal amount $5,000,000, which is convertible into Shares at a conversion rate of $3.57 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (iii) a Warrant (the "Second Warrant" and together with the First Warrant, the "October Warrants") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain  adjustments  and (iv)  990,000  Shares.  Each of the Term  Note and the
October Warrants contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). On December 28, 2006,
(a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Term Note and the October Warrants, which such waivers shall be effective on the 61st day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Term Note and the October Warrants shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). As of December 28, 2006, the Fund acquired an additional warrant (the "Third Warrant", and collectively with the October Warrants, the "Warrants") to acquire 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments. The Third Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Term Note and the Warrants may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Issuer. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 60783C100                   13G                     Page 6 of 10 Pages

Item 1(a).  Name of Issuer: Modtech Holdings, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            2830 Barrett Avenue, Perris, California 92571

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            825 Third Avenue, 14th Floor,
            New York, NY 10022

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock, $0.01 par value

Item 2(e).  CUSIP Number: 60783C100

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 1,999,883 shares of Common Stock*

            (b)   Percent of Class: 9.99%*

CUSIP No. 60783C100                   13G                     Page 7 of 10 Pages

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 1,999,883 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        1,999,883 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable*

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------
      * Based on 20,018,855 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding, as represented by the Company to Laurus Master Fund, Ltd. (the "Fund") on December 15, 2006. As of December 31, 2006, the Fund held (i) a Secured Convertible Term Note, in the aggregate initial principal amount $5,000,000, which is convertible into Shares at a conversion rate of $3.57 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (iii) a Warrant (the "Second Warrant" and together with the First Warrant, the "October Warrants") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain  adjustments  and (iv)  990,000  Shares.  Each of the Term  Note and the
October Warrants contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). On December 28, 2006,
(a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Term Note and the October Warrants, which such waivers shall be effective on the 61st day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Term Note and the October Warrants shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). As of December 28, 2006, the Fund acquired an additional warrant (the "Third Warrant", and collectively with the October Warrants, the "Warrants") to acquire 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments. The Third Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Term Note and the Warrants may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Issuer. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 60783C100                   13G                     Page 8 of 10 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 14, 2007

                                               LAURUS MASTER FUND, LTD.

                                            By: /s/ Eugene Grin
                                               ---------------------------------
                                               Name: Eugene Grin
                                               Title: Director

CUSIP No. 60783C100                   13G                     Page 9 of 10 Pages

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC


/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
February 14, 2007


/s/ David Grin
---------------------------------
David Grin, on his individual behalf
February 14, 2007


/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
February 14, 2007
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CUSIP No. 60783C100                   13G                    Page 10 of 10 Pages

                                   APPENDIX A


A.    Name:                  Laurus Capital Management, LLC,
                             a Delaware limited liability company
      Business Address:      825 Third Avenue, 14th Floor
                             New York, New York 10022
      Place of Organization: Delaware


B.    Name:                  Eugene Grin
      Business Address:      825 Third Avenue, 14th Floor
                             New York, New York 10022

      Principal Occupation:  Director of Laurus Master Fund, Ltd.
                             Principal of Laurus Capital Management, LLC
      Citizenship:           United States


C.    Name:                  David Grin
      Business Address:      825 Third Avenue, 14th Floor
                             New York, New York 10022

      Principal Occupation:  Director of Laurus Master Fund, Ltd.
                             Principal of Laurus Capital Management, LLC
      Citizenship:           Israel